EXHIBIT 21

          The subsidiaries of the Company and their respective states of organization are listed below.

          iMall Consulting, Inc., a Utah corporation iMall Services, Inc., a Nevada corporation
          The Internet Yellow Pages, Inc., a Utah corporation
          PhysiComp, Inc., a California corporation
          Cabot, Richards & Reed, Inc., a Utah corporation
          R&R Advertising, Inc., a California corporation